Exhibit 99.1

Don’t Delay – Vote TODAY

bitf | bitfarms

Vote **FOR** Bitfarms’ Redomiciliation from Canada to the U.S.

As a Bitfarms shareholder, you have an important role to play in helping us complete our strategic pivot to the U.S. and rebrand as Keel Infrastructure. This transition will pave the way for us to enter our next chapter as an infrastructure-first owner and developer for HPC/AI data centers across North America.

Our Board unanimously recommends that you vote FOR the arrangement resolution described in the management information circular ahead of our upcoming special meeting of shareholders on March 20, 2026. You are encouraged to carefully read the management information circular in its entirety.

YOUR VOTE IS IMPORTANT — no matter how many shares you own.

The arrangement resolution requires approval by at least two-thirds of the votes cast at the special meeting of shareholders. Submit your vote using your proxy card today:

ONLINE | BY PHONE | BY QR CODE | BY MAIL

The deadline to vote by proxy is 9:00 AM ET on March 18, 2026. If you vote by mail, make sure you mail your proxy card early enough so that it is received prior to the deadline.

Shareholders of record at the close of business on February 13, 2026 are entitled to vote at the special meeting of shareholders. You can learn more about how to vote and access additional resources at **investor.bitfarms.com/bitfarms-us-redomiciliation**. Bitfarms’ proxy solicitation agents are standing by to help if you need assistance or have questions.

FOR SHAREHOLDERS OUTSIDE CANADA
Innisfree M&A
US and Canada Toll Free: 1-877-687-1871
Other Countries: 412-232-3651

FOR SHAREHOLDERS IN CANADA
Laurel Hill
North American Toll Free: 1-877-452-7184
Outside North America: 416-304-0211
Text Messages: 416-304-0211
Email: assistance@laurelhill.com

BITF Shareholder Letter 2_022426_v3.indd 1 2/27/26 1:42 PM

FORWARD - LOOKING STATEMENTS This communication contains certain “forward - looking information” and “forward - looking statements” (collectively, “forward - looking information”) that are based on expectations, estimates and projections as at the date of this communication and are covered by safe harbors under Canadian and United States securities laws. The statements and information in this communication regarding the U.S. Redomiciliation, the benefits of the U.S. Redomiciliation, the timing of the special meeting of shareholders, the special meeting of shareholders, the required approvals for the U.S. Redomiciliation, the listing of Keel Infrastructure’s common stock on the Nasdaq and the Toronto Stock Exchange (the “TSX”) and other statements regarding future growth, plans and objectives of Bitfarms Ltd. (“Bitfarms” or the “Company”) are forward - looking information. Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “prospects”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward - looking information. This forward - looking information is based on assumptions and estimates of management of Bitfarms at the time they were made, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of Bitfarms to be materially different from any future results, performance or achievements expressed or implied by such forward - looking information. Such factors, risks and uncertainties include, among others: anticipated benefits of the U.S. Redomiciliation may not be realized or may not meet the expectations of the Company, may not occur at all, and may have unanticipated costs for the Company; failure to obtain required shareholder and court approval in a timely manner or on conditions acceptable to the Company or the failure of the U.S. Redomiciliation to be completed for any other reasons (or to be completed in a timely manner); incurrence of costs associated with the U.S. Redomiciliation beyond those estimated; unanticipated adverse tax consequences to the Company and Keel Infrastructure in connection with the U.S. Redomiciliation; the impact on the announcement and pendency of the U.S. Redomiciliation on the Company’s business, results of operations and financial conditions; the anticipated benefits of the rebalancing of operations to North America and the North American energy and compute infrastructure strategy may not be realized or the realization of such benefits may be delayed; an inability to apply the Company’s data centers to HPC/AI opportunities on a profitable basis; a failure to secure long - term contracts associated with HPC/ AI customers on terms which are economic or at all; the construction and operation of new facilities may not occur as currently planned, or at all; expansion of existing facilities may not materialize as currently anticipated, or at all; the construction and operation of new facilities may not occur as currently planned, or at all; expansion of existing facilities may not materialize as currently anticipated, or at all; failure of the equipment upgrades to be installed and operated as planned; the availability of additional power may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the power purchase agreements and economics thereof may not be as advantageous as expected the risks of an increase in electricity costs, cost of natural gas, changes in currency exchange rates, energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which Bitfarms operates and the potential adverse impact on profitability; future capital needs and the ability to complete current and future financings, as well as capital market conditions in general; share dilution resulting from equity issuances; and the adoption or expansion of any regulation or law that will prevent Bitfarms from operating its business, or make it more costly to do so. For further information concerning these and other risks and uncertainties, refer to Bitfarms’ filings on www.sedarplus.ca (which are also available on the website of the U.S. Securities and Exchange Commission at www.sec.gov), including the Company’s annual information form for the year ended December 31, 2024, management’s discussion & analysis for the year - ended December 31, 2024 and management’s discussion and analysis for the three and nine months ended September 30, 2025. Although Bitfarms has attempted to identify important factors that could cause actual results to differ materially from those expressed in forward - looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended, including factors that are currently unknown to or deemed immaterial by Bitfarms. There can be no assurance that such statements will prove to be accurate as actual results, and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on any forward - looking information. Bitfarms does not undertake any obligation to revise or update any forward - looking information other than as required by law. Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX, Nasdaq, or any other securities exchange or regulatory authority accepts responsibility for the adequacy or accuracy of this communication. BITF Shareholder Letter 2_022426_v3.indd 2 BITF Shareholder Letter 2_022426_v3.indd 2 2/27/26 1:42 PM 2/27/26 1:42 PM